UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.__)*

NAVIOS MARITIME HOLDINGS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y62197119
(CUSIP Number)

Beau H. Starkel	with a copy to	Jason D. Benson
Natural Selection Fund I, LP		McGrath North Mullin
15361 Orchard Avenue		& Kratz, PC LLO
Omaha, NE 68137		Suite 3700 First National Tower
(402) 613-2366		Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

September 19, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

__________________________________________________________________________________

CUSIP No. Y62197119	Page 1 of 9

1.	NAME OF REPORTING PERSON Natural Selection Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,500,000 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,500,000 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.57%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. Y62197119	Page 2 of 9

1.	NAME OF REPORTING PERSON Starkel Capital Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,500,000 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,500,000 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.57%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. Y62197119	Page 3 of 9

1.	NAME OF REPORTING PERSON Starkel Enterprises, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 40,000 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 40,000 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.18%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. Y62197119	Page 4 of 9

1.	NAME OF REPORTING PERSON 3435 Oak View Drive, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,000 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 21,000 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. Y62197119	Page 5 of 9

1.	NAME OF REPORTING PERSON Beau H. Starkel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 174,400 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 174,400 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,400 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. Y62197119	Page 6 of 9

ITEM 1. SECURITY AND ISSUER
The securities to which this Schedule 13D relates are shares of common stock of Navios Maritime Holdings Inc. (“Navios”), whose principal executive offices are located at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being jointly filed by:

(i) Natural Selection Fund I, LP, a Delaware limited partnership ("Natural Selection");

(ii) Starkel Capital Management, Inc., a Nebraska corporation (“Starkel Capital”), as general partner of Natural Selection;

(iii) Starkel Enterprises, LLC, a Nebraska limited liability company (“Starkel Enterprises”);

(iv) 3435 Oak View Drive LLC, a Nebraska limited liability company (“Oak View”); and

(v) Mr. Beau H. Starkel (“Mr. Starkel”),

(together, the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole director and executive officer of Starkel Capital is Mr. Starkel.  The managing member of Starkel Enterprises and Oak View is Mr. Starkel.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the common stock reported herein.

(b)
The address of the business office for Natural Selection, Starkel Capital and Mr. Starkel is 15361 Orchard Avenue, Omaha, Nebraska 68137. The address of the business office for Starkel Enterprises and Oak View is 13304 West Center Road, Ste. 229, Omaha, Nebraska 68144.

(c)
The principal business of Natural Selection, Starkel Capital, Starkel Enterprises, Oak View and Mr. Starkel consists of the buying and selling, for the accounts of the Reporting Persons, of stocks, bonds and other securities, commodities, property and investments.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. Y62197119	Page 7 of 9

(f)
Natural Selection is organized as a limited partnership under the laws of the State of Delaware. Starkel Capital is organized as a corporation under the laws of the State of Nebraska. Starkel Enterprises is organized as a limited liability company under the laws of the State of Nebraska. Oak View is organized as a limited liability company under the laws of the State of Nebraska. Mr. Starkel is an individual.

The Reporting Persons have executed a Joint Filing Agreement, dated October 30, 2023, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons have acquired the common stock through open market purchases and privately-negotiated transactions. The purchase price was obtained from the Reporting Persons working capital.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b). If the Reporting Persons are deemed to have formed a group, the group could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate of 1,735,400 shares of common stock or 7.60% of the issued and outstanding shares of common stock of Navios; however, each of the Reporting Persons disclaims beneficial ownership of the shares of common stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

ITEM 4.  PURPOSE OF THE TRANSACTION

The Reporting Persons may purchase additional Navios common stock either in the open market, in privately-negotiated transactions, or otherwise. Additionally, the Reporting Persons may dispose of the Navios common stock it presently owns or hereafter acquires either in the open market, in privately negotiated transactions, or otherwise.

In addition, the Reporting Persons reserve the right to take such other action in respect of its investment in the Navios common stock as it may deem appropriate in light of the circumstances existing from time to time as described in subsections (a) through (j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of common stock and percentages of shares of common stock beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 22,826,450 shares of common stock outstanding as of June 30, 2023, as disclosed in the Navios Form 6-K filed September 7, 2023.

(b)
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of common stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. Y62197119	Page 8 of 9

(c)	During the past 60 days, the Reporting Persons acquired 1,065,000 shares of common stock of Navios, in open market transactions, at prices ranging from $1.56 to $2.02 per share.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the Reporting Persons have any contract, arrangement, understanding or relationship with any other person with respect to any securities of Navios including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. Y62197119	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  October 30, 2023

NATURAL SELECTION FUND I, LP

By:	/s/ Beau H. Starkel
Name:	Beau H. Starkel
Title: President of Starkel Capital, GP of Natural Selection

STARKEL CAPITAL MANAGEMENT, INC.

By:	/s/ Beau H. Starkel
Name:	Beau H. Starkel
Title:	President

STARKEL ENTERPRISES, LLC

By:	/s/ Beau H. Starkel
Name:	Beau H. Starkel
Title:	Managing Member

3435 OAK VIEW DRIVE, LLC

By:	/s/ Beau H. Starkel
Name:	Beau H. Starkel
Title:	Managing Member

BEAU STARKEL

By:	/s/ Beau H. Starkel
Beau H. Starkel